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EXHIBIT 99
FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER
SECTION 75(3) OF THE ACT

1.
Reporting Issuer

        The reporting issuer is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.
Date of Material Change

        The material change occurred on February 5, 2004.

3.
Press Release

        On February 5, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.
Summary of Material Change

        On February 5, 2004, through distribution of the press release, the Corporation announced that it expects to incur non-cash charges from the racing operations of Magna Entertainment Corp. ("MEC"), a publicly traded subsidiary of the Corporation that would negatively impact the Corporation's consolidated diluted earnings per share, but have no impact on the Corporation's Funds from Operations from its Real Estate Business, for the fourth quarter of 2003.

5.
Full Description of Material Change

        On February 5, 2004, through distribution of the press release, the Corporation announced that it expects to incur non-cash charges from the racing operations of MEC, a publicly traded subsidiary of the Corporation that would negatively impact the Corporation's consolidated diluted earnings per share, but have no impact on the Corporation's Funds from Operations from its Real Estate Business, for the fourth quarter of 2003.

        MEC issued a press release on February 5, 2004 disclosing that it has completed impairment testing of its racing licences and related long-lived assets. Based on the results of these tests, MEC will record a non-cash impairment charge to income for an amount, net of income taxes, of approximately US$82 million. MEC's asset impairment charge is expected to negatively impact the Corporation's consolidated diluted earnings per share in accordance with Canadian GAAP by approximately US$1.70.

6.
Reliance on Section 75(3) of the Act

        This report is not being filed on a confidential basis.

7.
Omitted Information

        Not applicable.

8.
Senior Officers

        For further information, please contact John Simonetti, Vice President and Chief Financial Officer of the Corporation at 905-726-7619.

9.
Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Aurora, Ontario as of the 12th day of February, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Secretary and General Counsel

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EXHIBIT 99 FORM 27 Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 75(3) OF THE ACT